

July 20, 2012

Via E-mail
Alfred A. DelliBovi
President and Chief Executive Officer
Federal Home Loan Bank of New York
101 Park Avenue
New York, NY 10178

      Re: Federal Home Loan Bank of New York
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed March 23, 2012
               File No. 000-51397

Dear Mr. DelliBovi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1.   Mortgage Partnership Finance Program, page 6

1.   We note from your disclosure here and on page 19 that you conduct certain aspects of your business with "housing associates." Please revise your disclosure to define what housing associates are and to describe any distinction between these entities and your members, including whether housing associates are subject to different underwriting standards than member institutions. In addition, please expand your disclosure to describe the "certain eligibility standards" that members and housing associates must meet in order to transact in Mortgage Partnership Finance Program business with you.

Item 1A. Risk Factors, page 15

A loss or change of business activities with large members could adversely affect…, page 16

2.   We refer to your disclosure identifying the risk that "one or more of [y]our large members [could] prepay their advances or repay the advances as they came due…." We also note your disclosure on page 41 referencing the "significant" prepayments that were made in 2011 and your statement that such prepayments were "concentrated around a few large members." In future filings, please revise your risk factor disclosure to clarify the extent to which the risk presented actually has occurred. Your revised risk factor disclosure also should quantify the impact of advance prepayment on your business operations.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 23

Financial Condition, page 39

Investments – Policies and Practices, page 46

3.   Please tell us and revise your future filings to more clearly discuss the fluctuations and trends in your unsecured lending, including Federal funds sold or certificates of deposit. Clearly discuss the reasons for the changes in these balances between period ends, and provide quantification and discussion of your average balances for the periods presented.

4.   Please revise your future filings to quantify and tell us the extent of your exposure to European peripheral countries. Specifically address your exposures from unsecured lending, including Federal funds sold or certificates of deposit, as well as your derivative counterparty exposure. Refer to Topic 4 of the CF Disclosure Guidance: European Sovereign Debt Exposures, which is available on our website.

Item 10. Directors, Executive Officers and Corporate Governance, page 150

5.   We note that Finance Agency regulations govern the eligibility requirements for your directors and that you have provided expanded disclosure pursuant to Regulation S-K Item 401(e) with respect to your independent directors only. In future filings, please explain how the selection process for independent directors differs from that for member directors. For example, please confirm, if true, that the Bank does not know what factors its member institutions considered in nominating candidates for member directorships or in voting to elect member directors.

Item 11. Executive Compensation, page 160

Incentive Plan, page 166

6.   We note that it is unclear from your existing disclosure how named executive officers can fulfill the "Bankwide" performance goals that you mention on page 166. Specifically, we note that you do not disclose the goal measures or state whether each goal was achieved. Furthermore, you do not describe how you calculate the goal metrics (e.g., how have you calculated Dividend Capacity?). Please revise your disclosure in this section to clarify how achievement of "Bankwide" performance goals correlate with actual incentive awards made to your named executive officers. In doing so, please ensure that your revised disclosure clearly explains how each goal meets its stated purpose (e.g., how the "Community Investment Effectiveness Goal" helps to ensure your "mission-related community development activities." In your response, please provide this disclosure as it would have appeared in your 2011 Form 10-K.

Grant of Plan-Based Awards for Fiscal Year 2011, page 177

7.   We refer to your disclosure on page 167, which indicates that named executive officers may receive an individual Incentive Plan award even if "Bankwide" goals are not met. Please revise your disclosure to clarify whether a named executive officer's incentive award results in the reportable year results from individual performance, corporate performance, or both.

8.   Please add disclosure that clarifies the relationship between the threshold, target and maximum columns presented in the Grants of Plan-Based Awards Table that appears on page 177 and the amounts that were awarded to named executive officers in 2011 pursuant to the Incentive Plan. For example, it currently is unclear why each named executive officer received amounts in excess of the threshold and target amounts, but less than the maximum potential award under the 2011 Incentive Plan. Please ensure that your future filings clearly describe what requirements must be met in order for named executive officers to achieve the threshold, target and maximum opportunities.

Item 13. Certain Relationships and Related Transactions…, page 190

9.   We note your disclosure that extension of credit to members that are related persons "are effected on market terms that are no more favorable to a member than the terms of comparable transactions with other members." Please clarify whether loans to related persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to you. See Instruction 4.c.ii to Regulation S-K Item 404(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director